Mail Stop 3010

December 10, 2009

VIA USMAIL and FAX (970) 212 - 4739

Mr. Brian Klemsz
Chief Executive Officer
WestMountain Asset Management, Inc.
123 North College Avenue, Suite 200
Fort Collins, Colorado 80524

> **Re:** **WestMountain Asset Management, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the periods ended March 31, 2009, June 30, 2009, and**
> **September 30, 2009**
> **File No. 000-53030**

Dear Mr. Klemsz:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Certifications

1.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual or references that the certifying individual is certifying on behalf of the Registrant. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual or any references that indicate the certifying individual is certifying on behalf of the Registrant from the opening sentence.

2.   Further to our above comment, we also note in your 2009 Forms 10-Q that you continue to reference "small business issuer" instead of "registrant".   Please confirm that you will revise your certifications in future filings to reference "registrant" instead of "small business issuer".

Form 10-Q for the Period Ended September 30, 2009

Note (9) Investments, page 12

3.   We noted that a significant amount of your assets are in available for sale securities. Please explain to us how you considered the Investment Company Act of 1940 in determining whether you would be subject to regulation as an investment company under this Act.

Note (10) Comprehensive Income, page 12

4.   Please clarify to us, and disclose in future filings, whether the unrealized gain on marketable equity securities that you have presented is net of the related tax effects. Tell us how you considered paragraph 740-20-45-11(b) and 220-10-45-11 and 12 of the FASB Accounting Standards Codification.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Wilson K. Lee, Staff Accountant at (202) 551-3468 or me at (202) 551-3414 with any questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant